Exhibit 21

FULLNET COMMUNICATIONS, INC.

SUBSIDIARIES

Name of Subsidiary	State of Organization
1.FullNet, Inc.	Oklahoma
2.FullTel, Inc.	Oklahoma
3.FullWeb, Inc.	Oklahoma
4.CallMultiplier, Inc.	Oklahoma